UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934
           For the fiscal year ended December 31, 1998


                                       Or


[  ]       Transition report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
           For the transition period from              to
                                          ------------    --------------

           Commission file number   1-8483


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              Unocal Corporation,
           2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

                        INDEX TO FINANCIAL STATEMENTS OF
                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


        The following financial statements reflect the status of the Molycorp, Inc. 401(k) Retirement Savings Plan as of December 31, 1998 and 1997, and the results of its transactions for each of the years then ended.


                                                                     Page Number



Report of Independent Accountants                                              2

Financial Statements:

     Statements of Net Assets Available for Benefits
     with Fund Information                                                   3-4

     Statements of Changes in Net Assets Available for Benefits
     with Fund Information                                                   5-6

     Notes to Financial Statements                                          7-10

Supplemental Schedules*:

     Item 27(a) - Schedule of Assets Held for Investment Purposes             12

     Item 27(d) - Schedule of Reportable Transactions                         13

Exhibit Index                                                                 14




* Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Molycorp, Inc. 401(k) Retirement Savings Plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS








The Administrative Committee of the Molycorp, Inc.401(k)Retirement Savings Plan:



         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.











PricewaterhouseCoopers LLP
Los Angeles, California
June 18, 1999

                                                Molycorp, Inc. 401(k) Retirement Savings Plan
                                    Statement of Net Assets Available for Benefits with Fund Information
                                                              December 31, 1998


                                                                       Partcipant Directed
                                             ------------------------------------------------------------------------
                                                Unocal                                         Low
                                                Common        S&P 500      George Putnam    Volatility       Money
                                                 Stock       Index Fund   Fund of Boston      Fund        Market Fund
                                             ------------   ------------   ------------   ------------   ------------
Assets
  Investments at fair value (Note 2)
       Unocal Common Stock ...............   $      3,965   $       --     $       --     $       --     $       --
       Shares of registered
        investment companies:
       S&P 500 Index Fund ................           --            2,603           --             --             --
       George Putnam Fund of Boston ......           --             --             --             --             --
       Low Volatility Fund ...............           --             --             --          31,751            --
       Money Market Fund .................           --             --             --             --          30,506
       New Opportunities Fund ............           --             --             --             --             --
       Voyager Fund ......................           --             --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------
            Total investments.............          3,965          2,603           --          31,751         30,506


Net assets available for benefits.........   $      3,965   $      2,603   $       --     $    31,751    $    30,506
                                             ============   ============   ============   ============   ============

                                               Participant Directed
                                             ---------------------------
                                                 New
                                             Opportunities     Voyager
                                                 Fund           Fund          Total
                                             ------------   ------------   ------------
Assets
  Investments at fair value (Note 2)
    .......................................
       Unocal Common Stock ................   $       --     $       --    $      3,695
      Shares of registered
        investment companies:
       S&P 500 Index Fund .................           --             --           2,603
       George Putnam Fund of Boston .......           --             --             --
       Low Volatility Fund ................           --             --          31,751
       Money Market Fund ..................           --             --          30,506
       New Opportunities Fund .............         6,234            --           6,234
       Voyager Fund .......................           --             --             --
                                             ------------   ------------   ------------
            Total investments .............         6,234            --          75,059


Net assets available for benefits .........  $      6,234   $        --    $     75,059
                                             ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                                MOLYCORP, INC. 401(K) RETIREMENT SAVINGS PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                              DECEMBER 31, 1997


                                                                                              Participant Directed
                                                                     ---------------------------------------------------------------
                                                                                         Unocal
                                                                       Fidelity          Common             GIC
                                                                          Fund           Stock              Fund             Total
                                                                     -----------       ---------          --------         ---------
ASSETS
   Investments at fair value (Note 2)
      Shares of registered investment companies
         Fidelity Puritan Mutual Fund ....................          $  3,362           $     --           $     --          $  3,362
      Unocal Common Stock ................................                --             47,003                 --            47,003
                                                                    --------           --------           --------          --------
                                                                       3,362             47,003                 --            50,365

   Investments at contract value (Note 3)
      Bank of California Employee Benefit
        Investment Contract Fund .........................                --                 --              6,622             6,622
                                                                    --------           --------           --------          --------
            Total investments ............................             3,362             47,003              6,622            56,987

Cash .....................................................                --                  1                  1                 2
                                                                    --------           --------           --------          --------
Net assets available for benefits ........................          $  3,362           $ 47,004            $ 6,623          $ 56,989
                                                                    ========           ========           ========          ========

   The accompanying notes are an integral part of these financial statements.

                                       4



                                  MOLYCORP, INC. 401(K) RETIREMENT SAVINGS PLAN
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                  For The Year Ended December 31, 1998

                                                                              Participant Directed
                                                                    ----------------------------------------------------------------
                                                                     Fidelity    Common        GIC        S&P 500     George Putnam
                                                                       Fund      Stock         Fund      Index Fund   Fund of Boston
                                                                    ---------   ---------   ----------   ----------   --------------
Additions to net assets attributed to:
   Investment income
       Net appreciation(depreciation)
          in fair value of investments......................        $    348    $ (6,526)    $    --      $    414     $        --
        Interest ...........................................              --         116         277            --              --
        Dividends ..........................................              70         794           5            --              --
                                                                    ---------   ---------   ----------   ----------   --------------
          Total investment income/(loss)....................             418      (5,616)        282           414

   Contributions
     Participant ...........................................           1,324       6,837       3,678            --              --
                                                                    ---------   ---------   ----------   ----------   --------------
      Total contributions ..................................           1,324       6,837       3,678            --              --


         Total additions ...................................           1,742       1,221       3,960           414              --


Net Increase/(decrease) prior to interfund transfers........           1,742       1,221       3,960           414              --

Interfund Transfers ........................................          (5,104)    (44,260)    (10,583)        2,189              --
                                                                    ---------   ---------    ---------   ----------   --------------
         Net Increase/(decrease)............................          (3,362)    (43,039)    ( 6,623)        2,603              --

Net assets available for benefits:
   Beginning of year .......................................           3,362      47,004       6,623            --
                                                                    ---------   ---------   ----------   ----------   --------------
   End of year .............................................        $     --    $  3,965    $     --     $   2,603     $        --
                                                                    =========   =========   ==========   ==========   ==============

                                                                                Participant Directed
                                                                    -----------------------------------------------
                                                                       Low       Money         New
                                                                    Volatility   Market   Opportunities    Voyager
                                                                       Fund       Fund         Fund          Fund          Total
                                                                    ---------   ---------   ----------   ----------   --------------
Additions to net assets attributed to:
   Investment income
       Net appreciation(depreciation)
          in fair value of investments......................        $    410    $     --     $ 1,175      $     --     $     (4,179)
        Interest ...........................................              --          --          --            --              393
        Dividends ..........................................              --         957         193            --            2,019
                                                                    ---------   ---------   ----------   ----------   --------------
          Total investment income/(loss)....................             410         957       1,368            --           (1,767)

   Contributions
     Participant ...........................................           2,022       5,976          --            --           19,837
                                                                    ---------   ---------   ----------   ----------   --------------
      Total contributions ..................................           2,022       5,976          --            --           19,837


         Total additions ...................................           2,432       6,933        1,368           --           18,070


Net Increase/(decrease) prior to interfund transfers........           2,432       6,933        1,368           --           18,070

Interfund Transfers ........................................          29,319      23,573        4,866           --             --
                                                                    ---------   ---------    ---------   ----------   --------------
         Net Increase/(decrease)............................          31,751      30,506        6,234           --           18,070

Net assets available for benefits:
   Beginning of year .......................................              --          --           --           --           56,989
                                                                    ---------   ---------   ----------   ----------   --------------
   End of year .............................................        $ 31,751    $ 30,506    $   6,234    $   2,603     $     75,059
                                                                    =========   =========   ==========   ==========   ==============

   The accompanying notes are an integral part of these financial statements.


                                  MOLYCORP, INC. 401(K) RETIREMENT SAVINGS PLAN
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                  For The Year Ended December 31, 1997

                                                                              Participant Directed
                                                                    -----------------------------------------------
                                                                     Fidelity    Common        GIC
                                                                       Fund      Stock         Fund         Total
                                                                    ---------   ---------   ----------   ----------
Additions to net assets attributed to:
   Investment income
       Net appreciation(depreciation)
          in fair value of investments......................        $  1,114    $ (2,341)    $    --      $ (1,227)
        Interest ...........................................             359          17         201           577
        Dividends ..........................................              --         870          --           870
                                                                    ---------   ---------   ----------   ----------
          Total investment income/(loss)....................           1,473      (1,454)        201           220

   Contributions
     Participant ...........................................              --       6,538       5,084        11,622
                                                                    ---------   ---------   ----------   ----------
      Total contributions ..................................              --       6,538       5,084        11,622


         Total additions ...................................           1,473       5,084       5,285        11,842

Deductions from net assets attributed to:
     Participant withdrawals & distributions                          25,527       1,738          --        27,265
                                                                    ---------   ---------    ---------   ----------
       Total deductions                                               25,527       1,738          --        27,265

         Net Increase/(decrease)............................         (24,054)      3,346       5,285       (15,423)

Net assets available for benefits:
   Beginning of year .......................................          27,416      43,658       1,338        72,412
                                                                    ---------   ---------   ----------   ----------
   End of year .............................................        $  3,362    $ 47,004    $  6,623     $  56,989
                                                                    =========   =========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.


                MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General
-------

      The Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") is sponsored by Molycorp, Inc. (the "company"), an indirect wholly owned subsidiary of Unocal Corporation. The Plan provides for voluntary contributions by participants. Prior to August 1, 1998, all funds were with Union Bank of California for the exclusive benefit of Plan participants until distributed after termination of employment. Each individual participant was allowed to choose how their funds are invested from among three investment options.

        Effective August 1, 1998, the Molycorp, Inc. 401(k) Retirement Savings Plan changed its trustee and administrator from Union Bank of California and William Mercer, respectively. The new trustee and administrator is Putnam Fiduciary Trust Company (the "Trustee"). Each individual participant is allowed to choose how their funds are invested from a range of investment fund options and Unocal Corporation common stock. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

        The Molycorp 401(k) Retirement Savings Plan booklet dated December 1, 1996 replaces the April 1, 1991 booklet and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. The December 1, 1996 booklet can be referenced for other information about the Plan.

Participation
-------------

        Collective bargaining unit employees at the Questa or York facilities are eligible to participate in the Plan as of January 1, 1991 if at least six months of service was completed prior to January 1, 1991. Otherwise, participants are eligible to participate in the Plan beginning the first of the calendar quarter that next follows the date the participant completed six months of service.

Contributions
-------------

        Voluntary participant contributions to the Plan are made on a pre-tax basis and cannot exceed 15 percent of a participant's base pay. The pre-tax contributions are also known as 401(k) contributions. Contributions cannot exceed the amount prescribed by law and cannot be calculated on a base pay in excess of the amount allowed by law. The Plan does not allow for employer contributions.

Participant Accounts
--------------------

        Each   participant's   account  is  credited   with  the   participant's
contributions and the respective investment earnings of the individual funds as governed by the participant's investment selection.

Vesting
-------

        Participants are always 100 percent vested in participant contributions and the investment earnings on those contributions.

Payment of Benefits
-------------------

        On termination of employment or at such time that participants become eligible to receive benefits, participants may elect to receive their account balance or defer their distribution until a later date, but no later than 60 days after the end of the plan year in which the latest of the following occurs: the participant attains age 65, or two years after the participant's employment terminates. If a participant continues to work after age 70-1/2, distribution of a portion of the participant's account balance is required by April 1 of the calendar year following the calendar year in which the participant attains age 70-1/2.

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

Investment Program
------------------

    All contributions are held in trust and invested by the Trustee in accordance with the option or options elected by the participant. A participant's account may be invested in one or any combination of the following funds administered by the Trustee:

Unocal Corporation Common Stock Fund ("Unocal Common Stock") - Funds are invested in common stock of Unocal Corporation, the company's ultimate parent.

Putnam S&P 500 - This fund invests in a large variety of publicly traded common stock. The fund is designed to mirror the performance and composition of the Standard & Poor's 500 index.

The George Putnam Fund of Boston - The monies in this fund are invested in a diversified group of stocks and bonds.

Putnam Low Volatility Trust Fund - Monies are invested mainly in U.S. government debt securities.

Putnam Money Market Fund - Investments are made in a diversified portfolio of high-quality money market instruments with an average maturity of less than 90 days.

Putnam New Opportunities Fund - Investments are primarily in common stocks of companies within certain emerging industry groups that offer above average potential for growth and a risk for greater price fluctuations.

Putnam Voyager Fund - Investments are in a combination of stocks of smaller companies expected to grow over time, as well as stocks of larger, more established companies.

Prior to August 1, 1998, participants' accounts could be invested in one or any combination of the following funds administered by William Mercer and held by Union Bank of California:

Fidelity Puritan Mutual Fund - Funds are invested in shares of a mutual fund maintained by a registered investment company that invests in common and preferred stocks, as well as bonds, of various U.S. corporations.

Unocal Corporation Common Stock Fund ("Unocal Common Stock") - Funds are invested in common stock of Unocal Corporation, the company's ultimate parent.

Employee Benefit Guaranteed Investment Contract Fund ("GIC") - Funds are invested in a bank commingled trust fund which holds fixed-rate investment contracts with various insurance companies.

Federal Income Tax Status
-------------------------

        The company obtained a ruling dated December 26, 1996, from the Los Angeles District Director of the Internal Revenue Service that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and that the Trustee established thereunder is entitled to exemption under the provisions of such Code; therefore, the Plan is not required to pay any federal income taxes. Earnings on Plan accounts will not be taxable to participants prior to withdrawal from the Plan.

Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty.

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

Plan Termination
----------------

     The company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the company may at any time or from time to time amend or terminate the Plan in whole or in part, subject to the requirements of ERISA and other applicable laws. An amendment may affect present, as well as future participants, but may not diminish the account of any participant existing on the effective date of such amendment. The company has no present intent to terminate the Plan.


NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting
-------------------

        The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. In addition, the following accounting policies are applied:

       a. Purchases and sales of securities are recorded on a trade-date basis.

       b. Dividends are recorded on an ex-dividend basis.

       c. Interest income is recorded on the accrual basis.

       d. Benefits are recorded when paid.

        The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Valuation of Investments
------------------------

       The Plan's investments are stated at fair value except for its investment contract fund which was valued at contract value (Note 3). Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the net asset value of shares held by the Plan at year-end. The Unocal common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 1998 and 1997, respectively. Investments in common trust funds are valued based on information provided by the Plan's investment custodions. The financial statements of the common trust funds are audited annually by independent accountants.

Use of Estimates in Preparation of the Financial Statements
-----------------------------------------------------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 3 - Investments at Contract Value

    Prior to August 1, 1998, funds that were invested in the GIC fund, which held fixed-rate investment contracts with various insurance companies, were valued at contract value. The Plan's ownership interest in this bank commingled trust fund was based upon units of equal value referred to as units of participation. Each unit of participation represented a proportionate undivided beneficial interest in the total value of all investment contracts which were held by the bank commingled trust fund. The number of units of participation allocated to the Plan were determined by the Trustee on a monthly basis. The crediting interest rate for all outstanding fixed-rate investment contracts was
 .4881 percent as of December 31, 1997, and the average yield rate for such contracts was 6.08 percent for the year then ended.


NOTE 4 - Concentration of Risk

       The GIC fund consisted of a series of fixed-rate investment contracts with various insurance companies. Although this fund contained a diversified portfolio of investment contracts, the ultimate performance of the contract was dependent upon the ability of the underlying companies to honor them.


NOTE 5 - Parties-in-interest

        Certain of the Plan's investments are shares of mutual funds managed by Putnam Fidicuary Trust Company, Trustee of the Plan, as defined by the Plan
Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.

    The   company,   who  also   qualifies  as  a   party-in-interest,   absorbs
substantially all of the administrative expenses of the Plan. Such transactions with the company qualify for a statutory exemption.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN






Date:  June 29, 1999                          By:   /s/ Joe D. Cecil
                                                  ---------------------
                                                  Joe D. Cecil
                                                  Vice President and Comptroller

                                              MOLYCORP, INC. 401(K) RETIREMENT SAVINGS PLAN
                                        ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                              DECEMBER 31, 1998





                                                                           (c)
                                                    Description of Investment
 (a)                               (b)              Including Maturity Date,                              (d)             (e)
          Identity of Issue, Borrower,              Rate of Interest, Collateral,                                     Current
               Lessor or Similar Party              Par or Maturity Value                                Cost           Value
-----------------------------------------------------------------------------------------------------------------------------------

 **        Unocal Corporation                       Unocal Corporation Common Stock                  $ 4,894         $ 3,965
                                                    (135.845  shares)

  *        Putnam Investments                       S&P 500 Index Fund                                 2,189           2,603
                                                    (89.961   shares)

  *        Putnam Investments                       Putnam Low Volatility Fund                        31,341          31,751
                                                    (2,470.916 shares)

  *        Putnam Investments                       Putnam Money Market Fund                          30,506          30,506
                                                    (35,505.75 shares)

  *        Putnam Investments                       Putnam New Opportunities Fund                      5,060           6,234
                                                    (173.499   shares)
                                                                                                      -------         -------
                                                                                                      $73,990         $75,059
                                                                                                      =======         =======

* Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

** Sponser and employer, and therefore, a party-in-interest for which a statutory exemption exists.

                                       12


                                                       MOLY CORP, INC. 401(K) RETIREMENT SAVINGS PLAN
                                                     ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                                                             FOR THE YEAR ENDED DECEMBER 31, 1998





                      (b)Description                                             (f)Expense                 (h)Current
                     of Assets                                                   Incurred                   Value of       (i)Net
                     (Including Interest   (c)Purchase  (d)Selling    (e)Lease   With          (g) Cost     Asset on        Gain
(a)Identity of       Rate and Maturity        Price        Price       Rental    Transaction   of Asset     Transaction     Or
Party Involved       in Case of a loan)                                                                     Date           (loss)
------------------------------------------------------------------------------------------------------------------------------------



Union Bank of       Employee Benefit
California           Investment Contrat Fund
(3)                  Purchased 72,185 shares
                     (  35 Transactions)       72,185                                        72,185       72,185

Unocal Corporation  Unocal Corporation
(2)                  Common Stock
                     Purchased 280 shares
                     (7 Transactions)          10,247                                        10,247       10,247

Putnam Investments  Putnam New
(3)                  Opportunity Fund
                     Purchased 107 shares
                     (  2 Transactions)         5,060                                         5,060        5,060

Putnam Investments  Putnam Low
(3)                  Volatility Fund
                     Purchased 2,471 shares
                     (12 Transactions)         31,341                                        31,341       31,341

Putnam Investments  Putnam Money
(3)                  Market Fund
                     Purchased 6,534 shares
                     (   15 Transactions)       6,933                                         6,933        6,933

Union Bank of       Employee Benefit
California           Investment Contrat Fund
(3)                  Sold 81,338 shares
                     (  17 Transactions)                  81,338                             81,338       81,338

Unocal Corporation  Unocal Corporation
(2)                  Common Stock
                     Sold 1,355 shares
                     (1 Transaction)                      46,759                             41,923       46,759         4,836

Fidelity InvestmentsPuritan Fund
(3)                  Sold 215 shares
                    (     1 Transaction)                   4,586                              3,787        4,586           799

Putnam Investments  Putnam Money
(3)                  Market Fund
                     Sold 41,241 shares
                     (   1 Transaction)                   41,241                             41,241       41,241


(1) Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the Plan year, with certain exceptions.

(2) Sponsor and employer and, therefore a party-in-interest for which a statutory exemption exists.

(3) Trustree for the Plan and, therefore a party-in-interest for which a statutory exemption exists.

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




                               UNOCAL CORPORATION

                                  EXHIBIT INDEX





Exhibit 23         Consent of PricewaterhouseCoopers LLP






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